                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                OHM CORPORATION
                               (NAME OF ISSUER)

                                 Common Stock
                           PAR VALUE $0.10 PER SHARE
                        (Title of Class and Securities)

                                  670839 10 9
                     (CUSIP Number of Class of Securities)

                               ANTHONY J. DELUCA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     INTERNATIONAL TECHNOLOGY CORPORATION
                            2790 MOSSIDE BOULEVARD
                     MONROEVILLE, PENNSYLVANIA  15146-2792
                          Telephone:  (412) 372-7701
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               JANUARY 15, 1998
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement[_]
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  CUSIP NO. 670839 10 9         SCHEDULE 13D
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      International Technology Corporation            I.D. No. 33-0001212

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      No consideration paid
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

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                          SOLE VOTING POWER
                     7
     NUMBER OF            NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             17,128,513 (SEE ITEMS 5(b) AND 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          NONE
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,128,513

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      57.23% (See Items 5 and 6)
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      TYPE OF REPORTING PERSON*
14
      CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, $0.10 par value per share (the "Common Stock") of OHM Corporation ("OHM"), an Ohio corporation. The address of the principal executive offices of OHM is 5445 Triangle Parkway, Suite 400, Norcross, Georgia 30092.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by International Technology Corporation, a Delaware corporation ("IT" or the "Company"). The address of IT's principal executive offices is 2790 Mosside Boulevard, Monroeville, Pennsylvania 15146-2792.

     IT provides a wide range of environmental management services and technologies, including the assessment, engineering, and remediation of situations involving hazardous materials and pollution prevention and minimization. IT was incorporated in 1983; the earliest antecedent of the Company commenced operations in California in 1926.

     During the last five years, IT has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, IT has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

     IT has entered into an Agreement and Plan of Merger, dated January 15, 1998 (the "Merger Agreement"), among IT, OHM and IT-Ohio, Inc. ("Purchaser"). Pursuant to the Merger Agreement, Purchaser, a wholly owned subsidiary of IT, is making a tender offer (the "Offer") to purchase 13,933,000 shares of Common Stock of the OHM (each, a Share and collectively, the Shares) at a price of $11.50 per Share, net to the tendering shareholder in cash, subject to the terms and conditions set forth in the Offer to Purchase, dated January 16, 1998, and the related Letter of Transmittal. The Offer is described in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), as amended, filed by Purchaser and IT with the Securities and Exchange Commission (the "SEC") on January 16, 1998. The Merger Agreement provides that, regardless of whether Shares are accepted for payment or paid for in the Offer, but subject to the satisfaction or waiver of certain conditions precedent (including the approval of the Merger Agreement by holders of a majority of the outstanding Shares), Purchaser will merge with and into OHM (the "Merger"), which will result in OHM becoming a wholly owned subsidiary of IT and the

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shareholders of OHM receiving consideration consisting primarily of shares of
Common Stock of IT ("IT Common Stock"). The Offer and the Merger are more fully described in the Schedule 14D-1.

     As a prerequisite to the listing on the New York Stock Exchange ("NYSE") of the shares of IT Common Stock to be issued pursuant to the Merger Agreement, the NYSE requires that the issuance of the shares of IT Common Stock pursuant to the Merger Agreement be approved by a majority of the votes cast on the proposal (the "Approval"). Pursuant to the Merger Agreement, the Approval is a condition precedent to the Merger.

     In connection with the Merger Agreement, IT entered into an Amended and Restated Share Repurchase Agreement, dated as of February 11, 1998 (the
"Share Repurchase Agreement"), among IT, Waste Management, Inc., a Delaware corporation ("WMX"), Rust International, Inc., a Delaware corporation ("Rust International"), and Rust Remedial Services Holding Company Inc., a Delaware corporation ("Rust") which, among other things, provides for certain voting arrangements with respect to OHM Common Stock beneficially owned by WMX and Rust. WMX and Rust are the beneficial owners of 10,368,000 shares of Common Stock, including 700,000 currently exercisable warrants held by WMX (the "Warrants"). In addition, in connection with the Merger Agreement, IT entered into a voting agreement, dated as of January 15, 1998 (the "OHM Voting Agreement"), among IT, certain stockholders of OHM (the "OHM Stockholders") and OHM. The OHM Stockholders collectively beneficially own 6,760,513 shares of Common Stock. The Share Repurchase Agreement and OHM Voting Agreement are both described in Item 6.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a) The aggregate number and percentage of Common Stock to which this statement relates is 17,128,513 Shares, representing approximately 57.23% of the Common Stock.

     (b) Rust, WMX and the OHM Stockholders (collectively, the "Stockholders") have agreed to grant to IT an irrevocable proxy to vote their respective shares of Common Stock in the manner described in the Share Repurchase Agreement and the OHM Voting Agreement (see Item 6).

     (c)  Not applicable.

     (d) Except as provided in the Share Repurchase Agreement and the OHM Voting Agreement, the Stockholders retain full power to vote and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their Common Stock. Below is a list of the Stockholders and the number and percentage of Common Stock they beneficially own.

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
                                                                       Approximate
                                          Number of Shares of      Percentage of Shares
          Name of Stockholder                Common Stock            of Common Stock
          -------------------                ------------            ---------------

WMX and Rust/1/                              10,368,000              36.69%

W. Wayne Huizenga/2/                          1,500,000               5.25%

Huizenga Family Foundation, Inc.                500,000               1.81%

James L. Kirk/3/                              2,221,576               7.92%

Joseph R. Kirk/4/                             2,538,937               9.14%

________________________________
/1/. Includes currently exercisable warrants beneficially held by WMX to purchase 700,000 shares of Common Stock.

/2/. Includes options currently exercisable or exercisable within 60 days to purchase 1,000,000 shares of Common Stock.

/3/. Includes currently exercisable options to purchase 463,279 shares of Common
     Stock, 181 shares of Common Stock held through the OHM Corporation Retirement Savings Plan (the "OHM 401 (k) Plan") and 42,000 shares of restricted stock.

/4/. Includes currently exercisable options to purchase 210,000 shares of Common
     Stock and 338 shares of Common Stock held through the OHM 401 (k) Plan. Excludes 30,201 shares of Common Stock held in three trusts by Mr. Joseph
     R. Kirk's wife as trustee for the benefit of the Kirks' children, as to which Mr. Kirk disclaims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Pursuant to the Share Repurchase Agreement and the OHM Voting Agreement, Rust and the OHM Stockholders have agreed, among other things, (i) to vote all the Common Stock held by them and any shares of Common Stock acquired by them ("New Shares") (A) in favor of consummation of the Transactions (as defined in the Merger Agreement), (B) against any action or agreement that would compete with, impede, interfere with or attempt to discourage the Transactions or inhibit the timely consummation of the Transactions, (C) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of OHM under the Merger Agreement, and (D) against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of OHM or its subsidiaries, except for the Transactions, (ii) to deliver to IT an irrevocable proxy to vote the Common Stock held by each of them and any New Shares acquired by any of them in a manner consistent with clause (i) of this paragraph, (iii) not to take certain actions, or encourage or assist any other party in taking any action, which would compete with, impede, interfere with or attempt to discourage the Transactions or inhibit timely consummation

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of the Transactions, and (iv) not to transfer or otherwise dispose of the Common
Stock (or the Warrants, in the case of WMX) held by each of them or any New Shares acquired by any of them during the term of the Share Repurchase Agreement or the OHM Voting Agreement, as the case may be, except in accordance therewith. The Share Repurchase Agreement and the OHM Voting Agreement will terminate automatically upon the termination of the Merger Agreement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     1. Agreement and Plan of Merger, dated as of January 15, 1998, among OHM, IT and Purchaser (incorporated by reference from the Schedule 14D-1 filed by IT and Purchaser on January 16, 1998).

     2. Amended and Restated Share Repurchase Agreement, dated as of February 11, 1998, among IT, WMX, Rust International and Rust.

     3. Company Voting Agreement, dated as of January 15, 1998, among IT, OHM and certain stockholders of OHM (incorporated by reference from the Schedule 14D-1 filed by IT and Purchaser on January 16, 1998).

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                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  February 11, 1998
                              INTERNATIONAL TECHNOLOGY
                              CORPORATION

                              By  /s/ James G. Kirk
                                  -----------------
                                    James G. Kirk
                                    Vice President, Secretary and
                                    General Counsel

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